Exhibit 3.12

State of Delaware Secretary of State Division of Corporations Delivered 06:18 PM 01/13/2012 FILED 06:16 PM 01/13/2012 SRV 120048979 - 4628190 FILE

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CARDSTAR, INC.

CARDSTAR, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as of January 13, 2012:

FIRST: The name of the Corporation is CARDSTAR, INC.

SECOND: The original Certificate of Incorporation of CardStar, Inc. was filed in the Office of the Secretary of State of Delaware on June 29, 2009. This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation of CardStar, Inc. filed in the Office of the Secretary of State of Delaware on February 11, 2011 (the “Current Certificate”).

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Current Certificate as follows:

1. The following new Section D.3(d) of Article IV of the Current Certificate is hereby inserted immediately following Section D.3(c) of Article IV of the Current Certificate:

“(d) Notwithstanding anything to the contrary set forth in this Amended and Restated Certificate of Incorporation if the Company consummates the merger contemplated by, and pursuant to, that certain Agreement and Plan of Merger dated as of January 13, 2012 (as amended from time to time, the “Merger Agreement”) by and among the Corporation, that certain corporation identified as the “Parent” in the Merger Agreement (“Parent”), Boomerang Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Sub”), and the Brookside Stockholder Representative, LLC as the “Stockholder Representative” (such transaction, the “Merger”), then (1) the consideration payable to the holders of Preferred Stock and Common Stock in connection with the Merger shall be paid to the holders of Preferred Stock and Common Stock in the manner and amount provided in the Merger Agreement without giving effect to the foregoing provisions of Section D.3 of this Article IV and (2) neither Section D.4(j) of this Article IV nor any other provision of this Amended and Restated Certificate of Incorporation requiring notice to the holders of Preferred Stock or Common Stock in connection with the Merger shall apply to the Merger.

FOURTH: Thereafter, pursuant to a resolution of the Board of Directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, CARDSTAR, INC. has caused this Certificate of Amendment to be executed by its President as of the date first written above.

CARDSTAR, INC.

By:	/s/ Andrew Miller
Andrew Miller
President and Chief Executive Officer